MIDWEST SUPER-COMMUNITY BANK CONFERENCE
MARCH 1, 2005

WesBanco

PRESENTERS

Paul M. Limbert
President &
Chief Executive Officer

Robert H. Young
Executive Vice President &
Chief Financial Officer

FORWARD LOOKING DISCLOSURES

Forward-looking statements in this report relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this press release should be read in conjunction with WesBanco's most recent annual report filed with the Securities and Exchange Commission on Form 10-K for the year ended December 31, 2003, as well as the Form 10-Q for the prior quarter ended September 30, 2004, which are available at the SEC's website www.sec.gov or at WesBanco's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in the Company's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission under the section "Risk Factors." Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including without limitation, the businesses of WesBanco and its recent acquisitions may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the effect of changing regional and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to the parent company and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, Federal Deposit Insurance Corporation, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory bodies; potential legislative and federal and state regulatory actions and reform; competitive conditions in the financial services industry; rapidly changing technology affecting financial services, the ability of the company to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely manner and/or other external developments materially impacting WesBanco's operational and financial performance. WesBanco does not assume any duty to update forward-looking statements.

CORPORATE PROFILE*

NASDAQ: WSBC

- $4.6 billion in assets
- Serving approximately:156,000 deposit & 46,000 loan customers
- 86 offices, 4 lending offices, & 128 ATM's
- $2.7 Billion in trust assets
- Market capitalization: $650 million (1)
- Improving stock liquidity: avg. daily shares traded for the 4th Qtr: 28,500

*Pro Forma Data as of 12/31/2004, includes 1/3/2005 acquisition of Winton Financial (1) as of 2/18/2005

REASONS TO INVEST IN WESBANCO

- Consistent growth in earnings per share
- Above average dividend yield: 3.7%(1)
- Acquisition-focused
- Improving demographics & new markets
- Improving credit quality
- Strong stock performance

(1) Annualized dividend rate of $1.04 per share based on current market price.

2004 RESULTS

(net income in thousands)	YEAR 12/31/2004	YEAR 12/31/2003	% CHG
Net income	$38,182	$36,130	5.7%
EPS - diluted	$1.90	$1.80	5.6%
Return on assets	1.07%	1.08%	-0.9%
Return on equity	11.37%	11.38%	-0.1%
Return on tangible equity*	14.18%	13.93%	1.8%
Tier I leverage	9.34%	8.76%	6.6%
Net interest margin	3.60%	3.66%	-1.6%
Efficiency ratio	58.29%	56.12%	3.9%

* Excludes goodwill & core deposit intangible effect on earnings and shareholders' equity

WesBanco — EARNINGS PER SHARE


$1.37
$1.41
$1.60
$1.70
$1.80
$1.90
CAGR 6.8% from 1999 to 2004
1999
2000
2001
2002
2003
2004

WesBanco — DIVIDENDS PER SHARE

- 20 consecutive years of dividend increases
- Dividend yield 3.7% at 2/18/05


$0.88
$0.90
$0.92
$0.94
$0.96
$1.00
$1.04
1999
2000
2001
2002
2003
2004
2005 *
Annualized

* Reflects 2/24/2005 dividend rate increase announcement.

WesBanco — STOCK PERFORMANCE*


WSBC + 421%
S&P + 353%
450%
350%
250%
150%
50%
-50%
'77
'83
'89
'95
'01
12/31/04
WesBanco
S & P 500

* Total return assumes dividends are not reinvested

WesBanco — SHAREHOLDER RETURN


$35
$30
$25
$20
$15
$10
$5
$0
$21.13
$23.39
$27.66
$31.97
$27.92
Total Annualized Return 2001 to 2004 19.1% *
12/31/2001
12/31/2002
12/31/2003
12/31/2004
2/18/2005

* Assumes reinvestment of dividends

WesBanco — RECENT ACQUISITION HISTORY

3 major acquisitions in 3 years, adding $1.7 billion in assets, 28 branch offices and 2 LPO's

American Bancorporation, March 2002
$700 million in assets, 14 branches*
New markets acquired
Columbus, Steubenville, Cambridge, OH
Washington, PA

Western Ohio Financial Corporation August 2004
$400 million in assets, 7 branches
New markets acquired
Springfield and Dayton, OH

Winton Financial Corporation, January 2005
$550 million in assets, 7 branches,
2 Loan production offices
New market acquired
Cincinnati, OH

* After consolidations

WesBanco — FRANCHISE EXPANSION


OHIO
UNITED STATES
WEST VIRGINIA
KENTUCKY
Pittsburgh
Wheeling
Dayton
Springfield
Cincinnati
Parkersburg
Charleston
Huntington
Marietta
Zanesville
Cambridge
Steubenville
Washington
Morgantown
Fairmont
Clarksburg

WESBANCO MARKET DEMOGRAPHICS*

	WEST VIRGINIA	ACQUIRED IN 2002 FRANKLIN COUNTY Columbus, OH	ACQUIRED IN 2004 MONTGOMERY, CLARK & GREENE COUNTIES Dayton/Springfield, OH	ACQUIRED IN 2005 (2) HAMILTON COUNTY Cincinnati, OH
Total Population *	1,808,344	1,068,978	851,690	845,303
Median Income *	$29,696	$42,734	$41,663 (1)	$40,964
Per Capita Income *	$16,477	$23,059	$21,590 (1)	$24,053
Market Share @6/30/04 (3)	8.5%	0.4%	2.8%	1.3%

The 5 Ohio counties combined represent 1.5 times the total West Virginia population.

*Source: Census Bureau - 2000 Census (1) Weighted avg. (2) Winton Financial, acquired on 1/3/2005
(3) Source: FDIC Summary of Deposits at 6/30/2004

LOANS BY STATE

(in millions)	Loans in WV	Loans Outside WV
12/31/2003	$1,573	$361
12/31/2004(Pro Forma*)	$1,691	$1,279

* includes the Winton Financial Corporation acquisition.


12/31/2003
WV 81%
NON WV 19%
12/31/2004 Pro Forma*
WV 57%
NON WV 43%

DEPOSITS BY STATE

(in millions)	Deposits in WV	Deposits Outside WV
12/31/2003	$1,951	$531
12/31/2004(Pro Forma*)	$1,932	$1,159

* includes the Winton Financial Corporation acquisition.


12/31/2003
WV 79%
NON WV 21%
12/31/2004 Pro Forma*
WV 63%
NON WV 37%


Small enough to listen.
Big enough to help.
WesBanco
www.wesbanco.com

CHECKING PROMOTION


More Than Free Checking.
No Strings.
FREE CHECKING
WesBanco
www.wesbanco.com
WesBanco Bank, Inc. is a Member FDIC
Free On-Line Bill Pay • 650 Free ATMs • Free Debit Card

TOTAL ASSETS


In millions
$2,270
$2,310
$2,475
$3,297
$3,445
$4,563
$4,011
PRO FORMA CAGR 15.0% from 1999 to 2004 *
1999
2000
2001
2002
2003
2004(P)

P=Includes Pro Forma Assets of Winton Financial


WesBanco
www.wesbanco.com
TOTAL LOANS
In millions
$2,970
$2,489
$1,523
PRO FORMA CAGR 14.3% from 1999 to 2004 *
1999
2000
2001
2002
2003
2004(P)
P=Includes Pro Forma Loans of Winton Financial


WesBanco
www.wesbanco.com
LOAN PORTFOLIO
In millions
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
98
320
509
342
271
118
318
574
505
306
112
249
580
623
370
258
149
774
898
410
290
152
1,045
1,058
425
2001
2002
2003
2004
2004(P)
COMMERCIAL
COMM. REAL ESTATE
RESIDENTIAL
CONSUMER
HOME EQUITY
P=Pro Forma with Winton Financial


WesBanco
www.wesbanco.com
NEW MARKET LOANS*
In Thousands
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
$9,391
$41,246
$102,994
$50,575
$98,324
$67,586
$416,266
$102,956
$895,418
$102,956
WESTERN OHIO 2004, +314 MILLION
WINTON 2005, +481 MILLION
2001
2002
2003
2004
2004(P)
PA LOANS
OHIO LOANS
*New market areas only-Columbus, Cincinnati, Springfield & Dayton OH, and Western Pennsylvania
P=Pro Forma with Winton Financial


WesBanco
www.wesbanco.com
LOANS TO DEPOSITS RATIO
In millions
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
120%
100%
80%
60%
40%
20%
0%
84%
85%
83%
76%
78%
91%
96%
1999
2000
2001
2002
2003
2004
2004(P)
Loans
Deposits
Loan to deposit ratio
P=Pro Forma with Winton Financial


WesBanco
www.wesbanco.com
DELINQUENCY LEVELS vs.
PORTFOLIO GROWTH
TOTAL PORTFOLIO LOANS
$2,485,366
$1,816,161
$1,931,797
36.8% increase
In thousands
'02
'03
'04
TOTAL LOANS PAST DUE 30,60, 90+
$38,654
$28,231
$23,042
40.4% Decrease
In thousands
'02
'03
'04


WesBanco
www.wesbanco.com
NET CHARGE OFF RATIO
In thousands
NET CHARGE-OFFS TO AVERAGE LOANS
$2,500
$2,000
$1,500
$1,000
$500
$0
0.60%
0.40%
0.20%
0.00%
0.50%
0.46%
0.34%
0.31%
0.23%
0.19%
1999
2000
2001
2002
2003
2004
Total average loans
Net charge-off percent

DEPOSITS



In millions
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
2001
2002
2003
2004
2004(P)
764
252
407
246
245
957
358
508
276
301
930
352
563
308
329
1,108
363
588
312
355
1,357
443
588
339
364
Non-int. bearing demand
Interest bearing demand
Money Market
Savings
CD's
P=Pro Forma with Winton Financial

INTEREST RATE RISK *

(dollars in thousands)	Change in Net Interest Income from Base [1] Amount	Percent
Change in Interest Rates (basis pts.)		
Up 200 Rate Ramp	$ (24)	-0.02%
Up 200 Rate Shock	(4,855)	-3.83%
Up 100 Rate Shock	(140)	-0.11%
Down 100 Rate Shock	(1,302)	-1.03%

* As of December 31, 2004 (1) For the next 12-month period

TRUST & INVESTMENT FEES



In thousands
In millions
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$3,088
$2,664
$10,582
$12,226
$11,504
$11,526
$11,629
$13,056
1999
2000
2001
2002
2003
2004
Trust fees
Assets under administration

RETURN ON EQUITY



16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
9.85%
10.56%
10.42%
11.34%
11.28%
12.21%
10.95%
13.26%
11.38%
13.91%
11.37%
14.81%
1999
2000
2001
2002
2003
2004
Return on equity
Return on tangible equity

RETURN TO SHAREHOLDERS



In thousands
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$230.5 million in dividends and stock repurchases returned to shareholders from 1999 to present
$37,011
$28,367
$14,975
$19,957
$17,856
$2,739
$17,752
$17,167
$16,737
$18,890
$19,278
$19,792
1999
2000
2001
2002
2003
2004
Dividends
Stock Repurchases

SHARES REPURCHASED vs. CAPITAL LEVELS



In thousands
1,600
1,400
1,200
1,000
800
600
400
200
-
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
1999
2000
2001
2002
2003
2004*
Shares repurchased
Tier I leverage
Tangible equity

* 2004 repurchases limited due to SEC rules on blackout periods surrounding acquisitions

QUESTIONS ?